Press Release	May 20, 2021

Largo Resources to Host its Battery Day on June 9, 2021

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that it will host a virtual Battery Day webcast on Wednesday, June 9, 2021 at 10:00 a.m. ET.

The event will highlight Largo's sizable growth opportunity in the long-duration battery market, our comprehensive development strategy and showcase the key technological advantages of our VCHARGE± battery system as we position ourselves towards a sustainable future.

Paulo Misk, Largo's President and Chief Executive Officer stated: "Through our unique vertical vanadium integration, Largo has a powerful opportunity to provide potential customers with a competitive and commercial solution to the growing need for long-duration energy storage with its vanadium redox flow battery system. Largo has developed a truly disruptive business model that we believe will create a competitive moat around our business." He continued: "The need to accelerate the transition to clean energy integration is one of the top global priorities, and Largo intends on being a leader in advancing this mission through the deployment of its safe and sustainable VCHARGE± battery system. Importantly, we also believe this crucial transformation will create long-term shareholder value at Largo. We look forward to showcasing our competitive strategy during this event and encourage everyone interested to register in advance."

Key non-executive directors and management from Largo will present a complete overview of the business opportunity during a presentation and Q&A session. The agenda for the event is listed below:

Largo's Battery Day Agenda

Introduction	Alberto Arias, Non-executive Chairman, Largo Resources

Business Overview	Paulo Misk, President & CEO, Largo Resources

Financial Overview	Ernest Cleave, CFO, Largo Resources

Market Opportunity	Paul Vollant, VP of Commercial, Largo Resources

Deployment and Manufacturing Plan	Salvatore Minopoli, VP of Operations, Largo Clean Energy

Technology Overview	Shazad Butt, VP of Engineering, Largo Clean Energy

Attendees are encouraged to preregister for Battery Day using the webcast registration information provided below. A replay will be available on the Company's website following the event.

Date:	Wednesday, June 9, 2021
Time:	10:00 a.m. ET

Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Webcast Portal:	https://produceredition.webcasts.com/starthere.jsp?ei=1466708&tp_key=1f0ef49c5
Q&A Details:	Individuals who wish to ask questions during the webcast are asked to do so via the phone.
Conference ID:	57205423
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode:	205423 #

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of application Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment, the timing and cost related to the build out of the ilmenite plan, eventual production from the ilmenite plant, the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to complete a listing on the Nasdaq, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, our ability to produce iron ore and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.